Exhibit 3.23

ARTICLES OF INCORPORATION

OF

BDK EQUIPMENT COMPANY, INC.

I.

          The name of this corporation is BDK Equipment Company, Inc.

II.

          The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

          The name and address in the State of California of this corporation’s initial agent for service of process is:

Thomas C. Taylor, Jr. 37 Old Courthouse Square Santa Rosa, CA 95404

IV.

          This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 20,000.

Dated: March 5, 1987

Connie Masterman, Incorporator